Exhibit 99.1

FEMSA Shareholders Approve Ps. 10,360 Million Dividend

Monterrey, Mexico, March 20, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or “the Company”) (NYSE: FMX; BMV: FEMSAUBD) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2019 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2019 and the election of members of the Board of Directors and its committees for 2020.

In addition, the shareholders approved the payment of a cash dividend in the amount of Ps. 10,360 million, consisting of Ps. 0.6458 per each Series "D" share and Ps. 0.5167 per each Series "B" share, which amounts to Ps. 3.1000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 31.000 per ADS (NYSE: FMX), and Ps. 2.5833 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in a number of installments and dates during 2020, which will be determined by the Board of Directors. In addition, the shareholders established the amount of Ps. 17,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2020.

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About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has approximately 300,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

March 20, 2020	1